October 22, 2008

Via EDGAR Submission and
Overnight Delivery

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F St. Street, NE, Mailstop 4561
Washington, D.C. 20549
Attn:  Daniel L. Gordon, Branch Chief

Re:	Whitestone REIT (the “Company”)
Form 10-K for the Year Ended December 31, 2007
Form 10-Qs for the Quarters Ended March 31, 2008 and June 30, 2008

Dear Mr. Gordon:

We have reviewed the Staff’s letter dated October 9, 2008, regarding the Company’s Annual Report on Form 10−K for the year ended December 31, 2007 (the “Annual Report”) and Quarterly Reports on Form 10−Q for the quarters ended March 31, 2008 and June 30, 2008 (the “Form 10−Qs”) and have prepared the following responses to your comments. For ease of reference, we have reproduced the comments in their entirety below. In addition, we have attached to this response letter the forms of the Amendment No. 2 to the Annual Report and Amendment No. 1 to the Form 10−Qs as Exhibit A, Exhibit B and Exhibit C, respectively (collectively, the “Amendments”), that the Company proposes to file in response to the Staff’s comments. The Company would propose to file the Amendments once the Staff confirms that it does not have any additional comments relating to the disclosure contained in the Amendments.

Form 10-K for the Year Ended December 31, 2007

Item 5. Market for Registrant’s Common Equity_ Related Shareholder Matters and Issuer Purchases of Securities, page 18

1.
You disclose that shareholders that received approximately 64,000 shares issued under your dividend reinvestment plan on or after October 2, 2006, could be entitled to rescission rights. Please tell us how you determined that these shares should be classified as shareholders’ equity and not as a liability.

RESPONSE: We note the Staff’s comment and acknowledge that approximately 64,000 shares (the “Shares”) referenced above should have been classified as a liability.  We inadvertently classified the Shares as equity.  The amount recorded for the Shares is approximately $608,000 (the share price of $9.50 multiplied by the approximate number of shares, 64,000).

The $608,000 misclassification equates to approximately 0.6% of liabilities or 1.2% of equity, earnings per share are not affected because the Shares are considered common stock equivalents in both cases. Accordingly, we do not believe the misclassification rises to a level of materiality requiring restated financial statements, but advises the staff that in future filings, beginning with its Form 10-Q for the quarter ended September 30, 2008, the Company will classify the shares as a liability as long as the rescission rights exist.

2600 South Gessner	Phone (713) 827-9595	info@whitestonereit.com
Suite 500	Toll Free (866) 789-7348	www.whitestonereit.com
Houston, Texas 77063	Fax (713) 465-8847

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21

Liquidity and Capital Resources, page 25

2.
You disclose that your $10.0 million mortgage loan is payable in equal monthly installments of principal and interest of $60,212. However, we note that you have included the entire outstanding principal balance of this note in the “More than 5 Years” column in your tabular presentation of contractual obligations. In future filings, please revise this table and the table of annual debt maturities included in Note 9 to include the principal payments due by period.

RESPONSE: We note the Staff’s comment and advise the Staff that in future filings, beginning with its Form 10-K for the year ended December 31, 2008, the Company will revise the above referenced table and the table of annual debt maturities included in the notes to the financial statements to include the principal payments due by period.

3.
In future filings, please revise your tabular presentation of contractual obligations to include your interest commitments under your interest-bearing debt in this table, or provide textual discussion of this obligation below the table. If you provide a textual discussion, the discussion should quantify the interest payments using the same time frames stipulated in the table. Regardless of whether you decide to include interest payments in the table or in textual discussion below the table, you should provide appropriate disclosure with respect to your assumptions of your estimated variable rate interest payments.

RESPONSE: We note the Staff’s comment and advise the Staff that in future filings, beginning with our Form 10-K for the year ended December 31, 2008, the Company will revise our tabular presentation of contractual obligations to include our interest commitments under our interest-bearing debt.

Notes to Consolidated Financial Statements, page F-7

Note 9. Debt, page F-14

4.	Please disclose in future filings whether you are in compliance with the covenants in your various loan agreements.

RESPONSE: We note the Staff’s comment and advise the Staff that in future filings, beginning with its Form 10-Q for the quarter ended September 30, 2008, the Company will disclose whether or not we are in compliance with the covenants in our various loan agreements.

Exhibits 31.1 and 31.2

5.
We refer you to paragraph 4 of your certifications and note that it is missing the words “and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))” and also missing paragraph 4(b) related to internal control over financial reporting. Please note that the certifications must be exactly as set forth in Item 601(b)(31)(i) of Regulation S-K. Please file an abbreviated amendment to your Form 10-K that consists of the cover page, explanatory note, signature page and paragraphs 1, 2, 4, and 5 of the certifications.

RESPONSE: In response to the Staff’s comment, the Company has revised the certifications required by Item 601(b)(31) of Regulation S-K as set forth in the Company’s proposed amendment attached hereto as Exhibit A. Additionally, the Company intends to amend its Form 10-Q for the quarter ended March 31, 2008 to include the required language in Exhibit 31, as set forth in Exhibit B attached hereto.

2

Form 10-Q for the Quarter Ended June 30, 2008

Note 10. Related-Party Transactions, page 15

6.
Please tell us how you determined to record a gain of approximately $3.6 million related to the settlement of litigation with Allen R. Hartman and Hartman Management L.P., citing the authoritative literature upon which you relied in reaching this conclusion. Specifically tell us how you determined that the settlement was not a treasury stock transaction subject to the provisions of ARB 43, Chapter 1B; APB Opinion No. 6, paragraphs 12 and 13; and APB Opinion No. 9, paragraph 28.

RESPONSE: The $3.6 million gain related to the settlement was accounted for as a nonreciprocal transfer to owners in accordance with APB Opinion No. 29, paragraphs 3.d., 18 and 23.

▪
Paragraph 3.d. states “An entity’s reacquisition of its outstanding stock is an example of a nonreciprocal transfer”, and paragraph 23 states “Other nonreciprocal transfers of nonmonetary assets to owners should be accounted for at fair value if the fair value of the nonmonetary asset distributed is objectively measureable and would be clearly realizable to the distributing entity in an outright sale at or near the time of the distribution.”  Paragraph 18 states “A transfer of a nonmonetary asset to a stockholder or to another entity in a nonreciprocal transfer should be recorded at the fair value of the asset transferred, and a gain or loss should be recognized on the disposition of the asset.”

▪
The properties distributed to the owner were objectively measured and realizable by the Company at or near the time of the distribution.  Independent appraisals were performed to determine the fair value of the properties.

o
The $3.6 million gain was calculated in accordance with FAS 141, paragraphs 5, 6 and A6 of paragraph 14.  The gain of $3.6 million equals the fair value of the nonmonetary assets ($11.4 million) minus the carrying value of the nonmonetary assets ($7.8 million).

▪
Paragraph 5. states “Exceptions to that general condition include (a) the gain or loss that is recognized if the fair value of noncash assets given as consideration differ from their carrying amounts on the acquiring entity’s books.”

▪
Paragraph 6. states “measurement is based on the fair value of the consideration given or the fair value of the asset (or net assets) acquired, whichever is more clearly evident and, thus, more reliably measurable.” The property appraisals provided a more clearly evident fair value, as there is no market for the common stock and operating units exchanged for the property.

o
The settlement was an exchange of nonmonetary assets (the properties) for ownership interests consisting of common stock and operating partnership units.  The fair value of the properties was allocated to the common stock ($2.4 million) and the operating partnership units ($9.0 million) on a pro rata basis based on the number of respective shares and units which were deemed to be equally valued.

o
The common stock was recorded as a treasury stock transaction in accordance with the provisions of ARB 43, Chapter 1B; APB Opinion No. 6, paragraphs 12 and 13; and APB Opinion No. 9, paragraph 28.  Treasury stock was debited for $2.4 million and the assets exchanged were credited for $2.4 million.

o
The operating partnership unit transaction was accounted for using the purchase method in accordance with FAS 141 A5. paragraph 14, which states “A5. Paragraph 14 continues the practice established by Opinion 16 of accounting for the acquisition of noncontrolling equity interests of a subsidiary (commonly referred to as minority interest) using the purchase method.”  As such, the fair value of the properties allocated to the operating partnership units ($9.0 million) reduced the carrying value of the minority interest shares as a debit to minority interest of $4.8 million with the remaining $4.2 million being allocated to the Company’s remaining non-cash assets.

3

A summary of how the entire transaction was recorded is included below:

Account	Debit	Credit	Description
Treasury Stock	$2,479,144.40		Received 293,961 common shares
Minority Interest	4,761,669.93		Received 1,068,451 operating partnership units
Non-cash Assets	4,249,185.67		Received 1,068,451 operating partnership units
Assets		$7,844,416.00	Carrying value of assets exchanged for stock and operating partnership units
Gain		3,645,584.00	Fair value of assets exchanged minus carrying value of assets exchanged

Item 4T. Controls and Procedures, page 31

7.
We note that you did not include the conclusions of your principal executive and principal financial officers, or persons performing similar functions, regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report, based on the evaluation of those controls and procedures required by paragraph (b) of Rule 13a-15 or Rule 15d-15 of the Exchange Act. Please amend your filing to comply with the disclosure requirements of Item 307 of Regulation S-K. In doing so, please consider whether management’s failure to perform or complete its assessment of disclosure controls and procedures, or to provide management’s conclusion as to the effectiveness of your disclosure controls and procedures, impacts its conclusions disclosed in the amended filing. This comment also applies to your Form 10-Q for the quarter ended March 31, 2008.

4

RESPONSE: We note the Staff’s comment and acknowledge that we were required to include the conclusions of our principal executive and principal financial officers regarding the effectiveness of our disclosure controls and procedures in accordancewith Item 307 of Regulation S−K. The principal executive and principal financial officers did perform such an assessment prior to filing the Form 10-Q for each of the quarters ended March 31, 2008 and June 30, 2008, but the required disclosure with respect to such assessment was inadvertently omitted from each such Form 10-Q. In response to the Staff’s comment, the Company intends to amend each such Form 10-Q in the manner set forth in Exhibit B and Exhibit C attached hereto.

*****

In connection with responding to the Staff’s comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, the Company understands that the Division of Enforcement has access to all information that it provides to the Staff of the Division of Corporation Finance in their review of our filings or in response to their comments on our filings.

Please direct any further questions or comments concerning this response letter, the Annual Report, the Quarterly Reports and the proposed amendments thereto to the undersigned at (713) 827-9595, extension 3027.

                Sincerely,

                /s/  David K. Holeman
                David K. Holeman
                Chief Financial Officer

Attachments (3)

5

Exhibit A
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K/A
(Amendment No. 2)

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended December 31, 2007

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from _______ to ____________

Commission file number 000-50256

WHITESTONE REIT
(Exact name of Registrant as specified in its charter)

Maryland	76-0594970
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employee Identification No.)

2600 South Gessner, Suite 500 Houston, Texas (Address of principal executive offices)	77063 (Zip Code)

Registrant’s telephone number, including area code: (713) 827-9595
Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act: Common Shares of Beneficial Interest, par value $0.001 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15 (d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check One):
Large Accelerated Filer ☐     Accelerated Filer ☐     Non-Accelerated Filer ☒     Smaller Reporting Company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐  No ☒

The aggregate market value of the voting stock held by nonaffiliates of the Registrant as of June 30, 2008 (the last business day of the Registrant's most recently completed second fiscal quarter) was $97,073,070 assuming a market value of $10 per share.

As of October 16, 2008, the Registrant had 9,707,307 common shares of beneficial interest outstanding.

DOCUMENTS INCORPORATED BY REFERENCE:   None.

EXPLANATORY NOTE

We are filing this Amendment No. 2 to the Annual Report on Form 10-K of Whitestone REIT for the year ended December 31, 2007 (the “Amendment No. 2”), which was originally filed on March 31, 2008 (the “Original Filing”), and amended by Amendment No. 1 filed April 29 2008, in order to correct the language of the certifications required by Item 601(b)(31) of the Regulation S-K as filed herewith. Except for the amendment described above, this Amendment No. 2 does not revise, update, or in any way affect any information or disclosure contained in the Original Filing or Amendment No. 1, including our Financial Statements or Management’s Discussion and Analysis of Financial Condition and Results of Operation, and we have not updated the disclosures contained herein to reflect events that occurred at a later date. Accordingly, this Amendment No. 2 should be read in conjunction with our Securities and Exchange Commission filings made subsequent to the Original Filing.

WHITESTONE REIT
FORM 10-K/A
Year Ended December 31, 2007

                    Page
PART IV.
Item 15.  Exhibits and Financial Statement Schedules                                                                                                                                              1
Signatures

Item 15.  Exhibits and Financial Statement Schedules

Exhibit No.            Description

3.1
Declaration of Trust of Whitestone REIT, a Maryland real estate investment trust (previously filed as and incorporated by reference to Exhibit 3.1 to the Registrant’s Registration Statement on Form S-11/A, Commission File No. 333-111674, filed on May 24, 2004)

3.2
Articles of Amendment and Restatement of Declaration of Trust of Whitestone REIT (previously filed as and incorporated by reference to Exhibit 3.2 to the Registrant’s Registration Statement on Form S-11/A, Commission File No. 333-111674, filed on July 29, 2004)

3.3	Articles Supplementary (previously filed as and incorporated by reference to Exhibit 3(i).1 to the Registrant’s Current Report on Form 8-K, Commission File No. 000-50256, filed on December 6, 2006)

3.4	Bylaws (previously filed as and incorporated by reference to Exhibit 3.2 to the Registrant’s Registration Statement on Form S-11, Commission File No. 333-111674, filed on December 31, 2003)

3.5
First Amendment to Bylaws (previously filed as and incorporated by reference to Exhibit 3(ii).1 to the Registrant’s Current Report on Form 8-K, Commission File No. 000-50256, filed on December 6, 2006)

3.6	Second Amendment to Bylaws (previously filed as and incorporated by reference to Exhibit 3(i).1 to the Registrant’s Current Report on Form 8-K, Commission File No. 000-50256, filed on March 3, 2008)

3.7	Third Amendment to Bylaws (previously filed as and incorporated by reference to Exhibit 3(i).1 to the Registrant’s Current Report on Form 8-K, Commission File No. 000-50256, filed on April 14, 2008)

3.8
Restatement of Third Amendment to Bylaws (previously filed as and incorporated by reference to Exhibit 3(i).1 to the Registrant’s Current Report on Form 8-K, Commission File No. 000-50256, filed on April 17, 2008)

4.1
Specimen certificate for common shares of beneficial interest, par value $.001 (previously filed as and incorporated by reference to Exhibit 4.2 to the Registrant’s Registration Statement on Form S-11, Commission File No. 333-111674, filed on December 31, 2003)

10.1
Agreement of Limited Partnership of Hartman REIT Operating Partnership, L.P. (previously filed as and incorporated by reference to Exhibit 10.1 to the Registrant’s General Form for Registration of Securities on Form 10, filed on April 30, 2003)

10.2
Amended and Restated Property Management Agreement (previously filed and incorporated by reference to Exhibit 10.2 to the Registrant’s Form 10-K Annual Report for the year ended December 31, 2004, filed on March 31, 2005) (terminated on October 2, 2006)

10.3
Advisory Agreement (previously filed and incorporated by reference to Exhibit 10.3 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2004, filed on March 31, 2005) (terminated on September 30, 2006)

10.4
Certificate of Formation of Hartman REIT Operating Partnership II GP, LLC (previously filed as and incorporated by reference to Exhibit 10.3 to the Registrant’s General Form for Registration of Securities on Form 10, filed on April 30, 2003)

10.5
Limited Liability Company Agreement of Hartman REIT Operating Partnership II GP, LLC (previously filed as and incorporated by reference to Exhibit 10.4 to the Registrant’s General Form for Registration of Securities on Form 10, filed on April 30, 2003)

10.6
Agreement of Limited Partnership of Hartman REIT Operating Partnership II, L.P. (previously filed as and incorporated by reference to Exhibit 10.6 to the Registrant’s General Form for Registration of Securities on Form 10, filed on April 30, 2003)

10.7
Promissory Note, dated December 20, 2002, between Hartman REIT Operating Partnership II, L.P. and GMAC Commercial Mortgage Corporation (previously filed as and incorporated by reference to Exhibit 10.7 to the Registrant’s General Form for Registration of Securities on Form 10, filed on April 30, 2003)

10.8
Deed of Trust and Security Agreement, dated December 20, 2002, between Hartman REIT Operating Partnership II, L.P. and GMAC Commercial Mortgage Corporation (previously filed as and incorporated by reference to Exhibit 10.8 to the Registrant’s General Form for Registration of Securities on Form 10, filed on April 30, 2003)

10.9
Loan Agreement between Hartman REIT Operating Partnership, L.P. and Union Planter’s Bank, N.A. (previously filed as and incorporated by reference to Exhibit 10.10 to Amendment No. 2 to the Registrant’s General Form for Registration of Securities on Form 10, filed on August 6, 2003)

10.11+
Summary Description of Whitestone REIT Trustee Compensation Arrangements (previously filed and incorporated by reference to Exhibit 10.11 of the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2004, filed on March 31, 2005)

10.12	Form of Agreement and Plan of Merger and Reorganization (previously filed as and incorporated by reference to the Registrant’s Proxy Statement, filed on April 29, 2004)

10.13
Dealer Manager Agreement (previously filed and as incorporated by reference to Exhibit 10.13 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2004, Commission File No. 000-50256, Central Index Key No. 0001175535, filed on March 31, 2005)

10.14	Escrow Agreement (previously filed as and incorporated by reference to Exhibit 10.14 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2004, filed on March 31, 2005)

10.15
Form of Amendment to the Agreement of Limited Partnership of Hartman REIT Operating Partnership, L.P. (previously filed in and incorporated by reference to the Registrant’s Registration Statement on Form S-11, Commission File No. 333-111674, filed on December 31, 2003)

10.16
Revolving Credit Agreement among Hartman REIT Operating Partnership, L.P., Hartman REIT Operating Partnership III LP, and KeyBank National Association (together with other participating lenders), dated June 2, 2005 (previously filed as and incorporated by reference to Exhibit 10.13 to Post-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form S-11, Commission File No. 333-111674, filed on June 17, 2005)

10.17
Form of Revolving Credit Note under Revolving Credit Agreement among Hartman REIT Operating Partnership, L.P., Hartman REIT Operating Partnership III LP, and KeyBank National Association (together with other participating lenders) (previously filed as and incorporated by reference to Exhibit 10.14 to Post-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form S-11, Commission File No. 333-111674, filed on June 17, 2005)

10.18
Guaranty under Revolving Credit Agreement among Hartman REIT Operating Partnership, L.P., Hartman REIT Operating Partnership III LP, and KeyBank National Association (together with other participating lenders) (previously filed as and incorporated by reference to Exhibit 10.15 to Post-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form S-11, Commission File No. 333-111674, filed on June 17, 2005)

10.19
Form of Negative Pledge Agreement under Revolving Credit Agreement among Hartman REIT OperatingPartnership, L.P., Hartman REIT Operating Partnership III LP, and KeyBank National Association(together with other participating lenders) (previously filed as and incorporated by reference to Exhibit 10.16 to Post-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form S-11, Commission File No. 333-111674, filed on June 17, 2005)

10.20
Form of Collateral Assignment of Partnership Interests under Revolving Credit Agreement among Hartman REIT Operating Partnership, L.P., Hartman REIT Operating Partnership III LP, and KeyBank National Association (together with other participating lenders) (previously filed as and incorporated by reference to Exhibit 10.17 to Post-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form S-11, Commission File No. 333-111674, filed on June 17, 2005)

10.21
Modification Agreement, dated as of February 28, 2006, between Hartman REIT Operating Partnership II, L.P. and GMAC Commercial Mortgage Corporation (previously filed and incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K, filed March 3, 2006)

10.22
Interest Rate Swap Agreement dated as of March 16, 2006, between Hartman REIT Operating Partnership, L.P., Hartman REIT Operating Partnership III LP, and KeyBank National Association (previously filed as and incorporated by reference to Exhibit 10.22 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2005, filed on March 31, 2006)

10.23
Waiver and Amendment No. 1, dated May 8, 2006, between Hartman REIT Operating Partnership, L.P., Hartman REIT Operating Partnership III, L.P., and KeyBank National Association, as agent for the consortium of lenders (previously filed and incorporated by reference to Exhibit 10.23 to the Registrant’s Quarterly Report on Form 10-Q, filed on May 12, 2006)

10.24
Amendment No. 2, dated May 19, 2006, between Hartman REIT Operating Partnership, L.P., Hartman REIT Operating Partnership III, L.P., and KeyBank National Association, as agent for the consortium of lenders (previously filed and incorporated by reference to Exhibit 10.24 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2006, filed on March 30, 2007)

10.25
Promissory Note between HCP REIT Operating Company IV LLC and MidFirst Bank, dated March 1, 2007 (previously filed and incorporated by reference to Exhibit 10.24 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2006, filed on March 30, 2007)

10.26
Amendment No. 3, dated March 26, 2007, between Hartman REIT Operating Partnership, L.P., Hartman REIT Operating Partnership III, L.P., and KeyBank National Association, as agent for the consortium of lenders (previously filed and incorporated by reference to Exhibit 10.24 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2006, filed on March 30, 2007)

10.27
Amendment No. 5, dated October 31, 2007, between Hartman REIT Operating Partnership, L.P., Hartman REIT Operating Partnership III, L.P., and KeyBank National Association, as agent for the consortium of lenders (previously filed and incorporated by reference to Exhibit 10.27 to the Registrant’s Quarterly Report on Form 10-Q, filed on November 14, 2007)

10.28
Amendment No.6, dated March 11, 2008, between Whitestone REIT Operating Partnership, L.P., Whitestone REIT Operating Partnership III, L.P., and KeyBank National Association, as agent for the consortium of lenders (previously filed and incorporated by reference to Exhibit 10.28 to the Registrant’s Annual Report on Form 10-K, filed on March 31, 2008)

10.29
Term Loan Agreement among Whitestone REIT Operating Partnership, L.P., Whitestone Pima Norte LLC, and KeyBank National Association, dated January 25, 2008 (previously filed and incorporated by reference to Exhibit 10.29 to the Registrant’s Annual Report on Form 10-K, filed on March 31, 2008)

14.1
Code of Business Conduct and Ethics effective May 14, 2007 (previously filed and incorporated by reference to Exhibit 14.1 to the Registrant’s Quarterly Report on Form 10-Q, filed on November 14, 2007)

99.1	Insider Trading Compliance Policy effective May 14, 2007 (previously filed and incorporated by reference to Exhibit 99.1 to the Registrant’s Quarterly Report on Form 10-Q, filed on November 14, 2007)

99.2
Nominating and Governance Committee Charter effective May 14, 2007 (previously filed and incorporated by reference to Exhibit 99.2 to the Registrant’s Quarterly Report on Form 10-Q, filed on November 14, 2007)

99.3	Audit Committee Charter effective May 14, 2007 (previously filed and incorporated by reference to Exhibit 99.3 to the Registrant’s Quarterly Report on Form 10-Q, filed on November 14, 2007)

99.4	Compensation Committee Charter effective May 14, 2007 (previously filed and incorporated by reference to Exhibit 99.4 to the Registrant’s Quarterly Report on Form 10-Q, filed on November 14, 2007)

21.1
List of subsidiaries of Whitestone REIT (previously filed as and incorporated by reference to Exhibit 21.1 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2004, filed on March 31, 2005)

24.1	Power of Attorney (included on the Signatures page hereto)

31.1*	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2*	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1	Certificate of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

32.2	Certificate of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
____________
*   Filed herewith.
+   Denotes management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment No. 2 to the Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

WHITESTONE REIT
By:
Dated: October [_], 2008		James C. Mastandrea, Chairman and CEO

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENT, that each person whose signature appears below constitutes and appoints James C. Mastandrea and David K. Holeman, and each of them, acting individually, as his attorney-in-fact, each with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

October [_], 2008	James C. Mastandrea, Chairman and CEO Principal Executive Officer

October [_], 2008	David K. Holeman, Chief Financial Officer Principal Financial and Principal Accounting Officer

October [_], 2008	Donald F. Keating, Trustee

October [_], 2008	Jack L. Mahaffey, Trustee

October [_], 2008	Chris A. Minton, Trustee

*
October [_], 2008	By: James C. Mastandrea, as power of attorney

EXHIBIT 31.1

CHIEF EXECUTIVE OFFICER
CERTIFICATION
I, James C. Mastandrea, certify that:

1.      I have reviewed this Annual Report on Form 10-K/A, Amendment No. 2, for the year ended December 31, 2007 of Whitestone REIT;

2.      Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.      [Intentionally Omitted]

4.      The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a.      Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.      Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.      Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.      Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.      The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a.      All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b.      Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date:           October [__], 2008

James C. Mastandrea, Chief Executive Officer

EXHIBIT 31.2

CHIEF FINANCIAL OFFICER
CERTIFICATION
I, David K. Holeman, certify that:

1.      I have reviewed this Annual Report on Form 10-K/A, Amendment No. 2, for the year ended December 31, 2007 of Whitestone REIT;

2.      Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.      [Intentionally Omitted]

4.      The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a.      Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.      Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.      Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.      Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.      The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a.      All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b.      Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date:           October [__], 2008

David K. Holeman, Chief Financial Officer

Exhibit B
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-Q/A
(Amendment No. 1)

(Mark One)
☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 934.
For the quarterly period ended March 31, 2008

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from _______ to ____________

Commission file number 000-50256

WHITESTONE REIT
(Exact name of Registrant as specified in its charter)

Maryland	76-0594970
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employee Identification No.)

2600 South Gessner, Suite 500 Houston, Texas (Address of principal executive offices)	77063 (Zip Code)

Registrant’s telephone number, including area code: (713) 827-9595
N/A
(Former Name, Former Address and Former Year, if changed since last report)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐

Non-accelerated filer (Do not check if a smaller reporting company) ☒	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐ No ☒

The number of the registrant’s Common Shares of Beneficial Interest outstanding at October 16, 2008, was 9,707,307.

EXPLANATORY NOTE

The purpose of this Amendment No. 1 to the Quarterly Report on Form 10-Q of Whitestone REIT for the quarterly period ended March 31, 2008 (the “Amendment”), which was originally filed on May 15, 2008 (the “Original Filing”), is to include the conclusions of our principal executive and principal financial officers regarding the effectiveness of our disclosure controls and procedures in Item 4T of Part I of the Quarterly Report and to revise the certifications contained in Exhibits 31.1 and 31.2 to include the information required by Item 601(b)(31) of Regulation S-K as filed herewith. This Amendment amends and restates only Item 4T of Part I of the Original Filing and Item 6 of Part II of the Original Filing to reflect the changes to Exhibits 31.1 and 31.2. Except for the foregoing amended information, this Amendment continues to describe conditions as of the date of the Original Filing, and we have not updated the disclosures contained herein to reflect events that occurred at a later date. Accordingly, this Amendment should be read in conjunction with our Securities and Exchange Commission filings made subsequent to the Original Filing.

As used in this Amendment, the terms “we,” “us” or “our” refer to Whitestone REIT and its subsidiaries.

WHITESTONE REIT
FORM 10-Q/A
Quarterly Period Ended March 31, 2008

Page
PART I
Item 4T. Controls and Procedures.	1

PART II.
Item 6. Exhibits	2

PART I
FINANCIAL INFORMATION

Item 4T.  Controls and Procedures

Management’s Evaluation of Disclosure Controls and Procedures

The management of Whitestone REIT, under the supervision and with the participation of our principal executive and financial officers, has evaluated the effectiveness of our disclosure controls and procedures in ensuring that the  information required to be disclosed in our filings under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, including ensuring that such information is accumulated and communicated to Whitestone REIT’s management as appropriate to allow timely decisions regarding required disclosure. Based on such evaluation, our principal executive and financial officers have concluded that such disclosure controls and procedures were not effective as of March 31, 2008 (the end of the period covered by this Quarterly Report on Form 10-Q). In reaching this conclusion, the Chief Executive Officer and Chief Financial Officer noted the certifications contained in Exhibits 31.1 and 31.2 did not include the required certifications relating to the Company’s internal controls over financial reporting as required by applicable SEC regulations and that the Company inadvertently left off management’s conclusion regarding the effectiveness of the Company’s disclosure controls and procedures. We have remedied this failure in the effectiveness of our disclosure controls and procedures by implementing additional controls and procedures designed to ensure that the disclosures provided by us meets the then-current requirements of the applicable filing made under the Exchange Act.

Changes in Internal Controls

During the three months ended March 31, 2008, there were no changes in Whitestone REIT’s internal control over financial reporting that materially affected, or that are reasonably likely to materially affect, Whitestone REIT’s internal control over financial reporting.

PART II
OTHER INFORMATION

Item 6.  Exhibits

Exhibit No.            Description

3.1
Declaration of Trust of Whitestone REIT, a Maryland real estate investment trust (previously filed as andincorporated by reference to Exhibit 3.1 to the Registrant’s Registration Statement on Form S-11/A,Commission File No. 333-111674, filed on May 24, 2004)

3.2
Articles of Amendment and Restatement of Declaration of Trust of Whitestone REIT (previously filed asand incorporated by reference to Exhibit 3.2 to the Registrant’s Registration Statement on Form S-11/A,Commission File No. 333-111674, filed on July 29, 2004)

3.3	Articles Supplementary (previously filed as and incorporated by reference to Exhibit 3(i).1 to theRegistrant’s Current Report on Form 8-K, Commission File No. 000-50256, filed on December 6, 2006)

3.4	Bylaws (previously filed as and incorporated by reference to Exhibit 3.2 to the Registrant’s RegistrationStatement on Form S-11, Commission File No. 333-111674, filed on December 31, 2003)

3.5	First Amendment to Bylaws (previously filed as and incorporated by reference to Exhibit 3(ii).1 to theRegistrant’s Current Report on Form 8-K, Commission File No. 000-50256, filed on December 6, 2006)

4.1
Specimen certificate for common shares of beneficial interest, par value $.001 (previously filed as andincorporated by reference to Exhibit 4.2 to the Registrant’s Registration Statement on Form S-11,Commission File No. 333-111674, filed on December 31, 2003)

10.28
Amendment No.6, dated March 11, 2008, between Whitestone REIT Operating Partnership, L.P.,Whitestone REIT Operating Partnership III, L.P., and KeyBank National Association, as agent for theconsortium of lenders

10.29	Term Loan Agreement among Whitestone REIT Operating Partnership, L.P., Whitestone Pima Norte LLC,and KeyBank National Association, dated January 25, 2008

31.1*	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2*	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1	Certificate of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

32.2	Certificate of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
____________
*   Filed herewith.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WHITESTONE REIT
By:
Dated: October [_], 2008		James C. Mastandrea Chief Executive Officer (Principal Executive Officer)
By:
Dated: October [_], 2008		David K. Holeman Chief Financial Officer (Principal Financial and Principal Accounting Officer)

EXHIBIT 31.1

CHIEF EXECUTIVE OFFICER
CERTIFICATION
I, James C. Mastandrea, certify that:

1.   I have reviewed this Quarterly Report on Form 10-Q/A, Amendment No. 1, for the quarterly period ended March 31, 2008 of Whitestone REIT;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   [Intentionally Omitted]

4.   The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a.   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.   Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.   Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.   Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.   The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a.   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b.   Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date:           October [__], 2008

James C. Mastandrea, Chief Executive Officer

EXHIBIT 31.2

CHIEF FINANCIAL OFFICER
CERTIFICATION
I, David K. Holeman, certify that:

1.   I have reviewed this Quarterly Report on Form 10-Q/A, Amendment No. 1, for the quarterly period ended March 31, 2008 of Whitestone REIT;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   [Intentionally Omitted]

4.   The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a.   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.   Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.   Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.   Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.   The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a.   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b.   Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date:           October [__], 2008

David K. Holeman, Chief Financial Officer

Exhibit C
UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-Q/A
(Amendment No. 1)

(Mark One)
☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the quarterly period ended June 30, 2008

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from _______ to ____________

Commission file number 000-50256

WHITESTONE REIT
(Exact name of Registrant as specified in its charter)

Maryland	76-0594970
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employee Identification No.)

2600 South Gessner, Suite 500 Houston, Texas (Address of principal executive offices)	77063 (Zip Code)

Registrant’s telephone number, including area code: (713) 827-9595
N/A
(Former Name, Former Address and Former Fiscal Year, if changed since last report)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐

Non-accelerated filer (Do not check if a smaller reporting company) ☒	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐ No ☒

The number of the registrant’s Common Shares of Beneficial Interest outstanding at October 16, 2008, was 9,707,307.

EXPLANATORY NOTE

The purpose of this Amendment No. 1 to the Quarterly Report on Form 10-Q of Whitestone REIT for the quarterly period ended June 30, 2008 (the “Amendment”), which was originally filed on August 14, 2008 (the “Original Filing”), is to include the conclusions of our principal executive and principal financial officers regarding the effectiveness of our disclosure controls and procedures in Item 4T of Part I of the Quarterly Report.  This Amendment amends and restates only Item 4T of Part I of the Original Filing. In addition, attached as exhibits are the certifications of our chief executive officer and chief financial officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934. Except for the foregoing amended information, this Amendment continues to describe conditions as of the date of the Original Filing, and we have not updated the disclosures contained herein to reflect events that occurred at a later date. Accordingly, this Amendment should be read in conjunction with our Securities and Exchange Commission filings made subsequent to the Original Filing.

As used in this Amendment, the terms “we,” “us” or “our” refer to Whitestone REIT and its subsidiaries.

WHITESTONE REIT
FORM 10-Q/A
Quarterly Period Ended June 30, 2008

		Page
PART I	Financial Information
Item 4T.	Controls and Procedures.	1

PART II.	Other Information
Item 6.	Exhibits	2

PART I
FINANCIAL INFORMATION

Item 4T.  Controls and Procedures

Management’s Evaluation of Disclosure Controls and Procedures

The management of Whitestone REIT, under the supervision and with the participation of our principal executive and financial officers, has evaluated the effectiveness of our disclosure controls and procedures in ensuring that the  information required to be disclosed in our filings under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, including ensuring that such information is accumulated and communicated to Whitestone REIT’s management as appropriate to allow timely decisions regarding required disclosure. Based on such evaluation, our principal executive and financial officers have concluded that such disclosure controls and procedures were not effective as of June 30, 2008 (the end of the period covered by this Quarterly Report on Form 10-Q). In reaching this conclusion, the Chief Executive Officer and Chief Financial Officer noted the Company’s failure to include management’s conclusion regarding the effectiveness of the Company’s disclosure controls and procedures. We have remedied this failure on the effectiveness of our disclosure controls and procedures by implementing additional controls and procedures designed to ensure that the disclosures provided by us meets the then-current requirements of the applicable filing made under the Exchange Act.

Changes in Internal Controls

During the three months ended June 30, 2008, there were no changes in Whitestone REIT’s internal control over financial reporting that materially affected, or that are reasonably likely to materially affect, Whitestone REIT’s internal control over financial reporting.

PART II
OTHER INFORMATION

Item 6.  Exhibits

Exhibit No.            Description

3.1
Articles of Amendment and Restatement of Declaration of Trust of Whitestone REIT (previously filed asand incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K, CommissionFile No. 000-50256, filed on July 31, 2008)

3.2	Articles Supplementary (previously filed as and incorporated by reference to Exhibit 3(i).1 to theRegistrant’s Current Report on Form 8-K, Commission File No. 000-50256, filed on December 6, 2006)

3.3	Bylaws (previously filed as and incorporated by reference to Exhibit 3.2 to the Registrant’s RegistrationStatement on Form S-11, Commission File No. 333-111674, filed on December 31, 2003)

3.4	First Amendment to Bylaws (previously filed as and incorporated by reference to Exhibit 3(ii).1 to theRegistrant’s Current Report on Form 8-K, Commission File No. 000-50256, filed on December 6, 2006)

3.5	Second Amendment to Bylaws (previously filed as and incorporated by reference to Exhibit 3(i).1 to theRegistrant’s Current Report on Form 8-K, Commission File No. 000-50256, filed on March 3, 2008)

3.6	Third Amendment to Bylaws (previously filed as and incorporated by reference to Exhibit 3(i).1 to theRegistrant’s Current Report on Form 8-K, Commission File No. 000-50256, filed on April 14, 2008)

3.7	Restatement of Third Amendment to Bylaws (previously filed as and incorporated by reference to Exhibit3(i).1 to the Registrant’s Current Report on Form 8-K, Commission File No. 000-50256, filed on April 17,2008)

4.1
Specimen certificate for common shares of beneficial interest, par value $.001 (previously filed as andincorporated by reference to Exhibit 4.2 to the Registrant’s Registration Statement on Form S-11,Commission File No. 333-111674, filed on December 31, 2003)

10.1	Settlement Agreement (previously filed as and incorporated by reference to Exhibit 99.2 to the Registrant’sCurrent Report on Form 8-K, Commission File No. 000-50256, filed on June 4, 2008)

10.2	Mutual Release (previously filed as and incorporated by reference to Exhibit 99.3 to the Registrant’sCurrent Report on Form 8-K, Commission File No. 000-50256, filed on June 4, 2008

10.3+	Whitestone REIT 2008 Long-Term Equity Incentive Ownership Plan (previously filed as and incorporatedby reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K, Commission File No. 000-50256, filed on July 31, 2008)

10.4
Promissory Note between Whitestone Corporate Park West, LLC, and MidFirst Bank dated August 5, 2008(previously filed as and incorporated by reference to Exhibit 99.1 to the Registrant’s Current Report onForm 8-K, Commission File No. 000-50256, filed on August 8, 2008)

31.1*	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2*	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1	Certificate of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

32.2	Certificate of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
____________
*   Filed herewith.
+   Denotes management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WHITESTONE REIT
By:
Dated: October [_], 2008		James C. Mastandrea Chief Executive Officer (Principal Executive Officer)
By:
Dated: October [_], 2008		David K. Holeman Chief Financial Officer (Principal Financial and Principal Accounting Officer)

EXHIBIT 31.1

CHIEF EXECUTIVE OFFICER
CERTIFICATION
I, James C. Mastandrea, certify that:

1.   I have reviewed this Quarterly Report on Form 10-Q/A, Amendment No. 1, for the quarterly period ended June 30, 2008 of Whitestone REIT;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   [Intentionally Omitted]

4.   The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a.   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.   Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.   Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.   Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.   The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a.   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b.   Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date:           October [__], 2008

James C. Mastandrea, Chief Executive Officer

EXHIBIT 31.2
CHIEF FINANCIAL OFFICER
CERTIFICATION
I, David K. Holeman, certify that:

1.   I have reviewed this Quarterly Report on Form 10-Q/A, Amendment No. 1, for the quarterly period ended June 30, 2008 of Whitestone REIT;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   [Intentionally Omitted]

4.   The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a.   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.   Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.   Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.   Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.   The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a.   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b.   Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date:           October [__], 2008

David K. Holeman, Chief Financial Officer